Mail Stop 3720

August 21, 2007

By U.S. Mail and facsimile to (925) 924-5791

Robert C. Hagerty
President and Chief Executive Officer
Polycom Inc.
4750 Willow Road
Pleasanton, CA 94588

>   **Re: Polycom Inc.**
>   **Definitive Schedule 14A**
>   **Filed April 25, 2007**
>   **File No. 0-27978**

Dear Mr. Hagerty:

We have limited our review of your definitive proxy statement to your executive compensation and other related disclosure and have the following comments. Our review of your filing is part of the Division's focused review of executive compensation disclosure.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call me at the telephone number listed at the end of this letter.

In some comments we have asked you to provide us with additional information so we may better understand your disclosure. Please do so within the time frame set forth below. You should comply with the remaining comments in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us how you intend to comply. Please understand that after our review of all of your responses, we may raise additional comments.

If you disagree with any of these comments, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Executive Compensation, page 20

Compensation Discussion and Analysis, page 20

Role of Compensation Consultant, page 21

1.   Please provide the full disclosure required by Item 407(c)(3)(iii) of Regulation S-K with respect to your engagement of compensation consultants, including discussion of the material instructions or directions given to the consultants with respect to the performance of their duties under the engagements. General disclosure, such as that appearing on page 21, that Radford conducted a competitive review and analysis of your executive compensation program does not provide sufficient insight into the activities conducted by Radford on behalf of the committee.

2.   We note your reference to companies considered by your compensation consultant in addition to the listed peer companies. Ensure that you have identified all of the companies that you considered for benchmarking purposes. Also discuss how you targeted each element of compensation against the comparator companies. As part of your discussion, specify how each element of compensation relates to the data you analyzed from the comparator companies, and discuss whether or not actual payments fell within targeted parameters. To the extent actual compensation was outside of a targeted percentile range, please explain why. See Item 402(b)(2)(xiv) of Regulation S-K.

Base Salary and Variable Incentive Awards, page 24

3.   On page 20 you state that you "strive to set [y]our compensation programs within the appropriate competitive framework and based on a compensation philosophy of 'pay for performance' that depends [in part on] individual contributions by executives…." On pages 25 through 28 you include similar statements about individually-tailored considerations the compensation committee makes in determining base salary levels and incentive compensation amounts. Analyze in more detail how the committee's consideration of these individual performance, subjective and other mentioned factors resulted in the amounts each officer earned for each compensation element for the last completed fiscal year. Also expand your discussion and analysis of the factors the committee considered in establishing personal objectives for Mr. Hagerty. See Item 402(b)(2)(vii) of Regulation S-K.

4.   Your compensation discussion and analysis should be sufficiently precise to capture material differences in compensation policies with respect to individual named executive officers. Refer to Section II.B.1 of Securities Act Release No. 8732A. In this regard, we note wide disparities in officer compensation related to

Mr. Hagerty's salary, the amounts awarded to him under your non-equity incentive plans and the 2004 equity incentive plan. We also note that Messrs. Keenan and Sigrist were the sole recipients of discretionary bonuses. Please provide a more detailed discussion of how and why the compensation of your highest-paid named executive officers differs from that of the other named executive officers. If policies or decisions relating to a named executive officer are materially different than for the other officers, this should be discussed on an individualized basis.

5.   Please provide a quantitative discussion of the terms of the performance objectives to be achieved in order for your executive officers to earn their incentive compensation for 2006 or 2007. You should discuss the specific items of company performance and how your incentive awards are specifically structured around such performance goals. See Item 402(b)(2)(v) of Regulation S-K and Instruction 2 to Item 402(b).

6.   On pages 26 and 27 you state the types of company performance measures the committee established for determining incentive compensation. Please also disclose the performance target and threshold levels that must be reached for payment to the executives. See Item 402(b)(2)(v) of Regulation S-K. To the extent that you believe disclosure of the targets would result in competitive harm such that the targets may be omitted under Instruction 4 to Item 402(b), provide us in your response letter with a detailed analysis as to why the information should be afforded confidential treatment. Then, in your filing, to the extent that you have a sufficient basis to keep the information confidential, expand your discussion as to how difficult it would be for the executive or how likely it would be for the company to achieve the undisclosed performance target or threshold levels. See Instruction 4 to Item 402(b). Note that general statements regarding the level of difficulty or ease associated with achieving performance measures are not sufficient. In discussing how difficult it will be for an executive or how likely it will be for the company to achieve the target levels or other factors, you should provide as much detail as necessary without providing information that would result in competitive harm.

Similarly address the undisclosed company target and threshold levels regarding long-term incentive compensation.

7.   Please provide additional analysis about how you determine the amount of compensation you will pay under the performance bonus plan, the management bonus plan, and the 2004 equity incentive plan. See Item 402(b)(1)(v) of Regulation S-K. As part of your additional analysis, set forth the amount of compensation awarded under these plans as well as substantive analysis as to how the committee determined the specific payout amounts. Include analysis of the extent to which target or maximum levels of performance goals were achieved

Mr. Hagerty
Polycom Inc.
August 21, 2007
Page 4

and how achievement of the various corporate performance objectives and individual goals resulted in specific payouts under the plans. As a general matter, please ensure that the disclosure you provide under Item 402(b) of Regulation S-K contains appropriate analysis of the specific factors considered by the committee in ultimately approving particular pieces of each named executive officers' compensation package and that you describe the reasons why the committee believed that the amounts paid to each named executive officer were appropriate in light of the various items it considered in making specific compensation decisions. See Item 402(b)(1)(v) of Regulation S-K.

Severance and Change of Control Protection, page 31

8.   We note the various arrangements you have with the named executive officers and various scenarios described here and in the section starting on page 38 discussing termination payment arrangements. In the compensation discussion and analysis, please discuss how these arrangements fit into your overall compensation objectives and affected the decisions you made regarding other compensation elements. Also, provide analysis explaining why you structured the terms and payout levels of these arrangements as you did.

Potential Payments upon Termination or Change of Control, page 38

9.   Please summarize the definition of "good reason" so that shareholders may understand when payment provisions will be triggered.

Certain Relationships and Related Transactions, page 46

10.   Please describe your policies and procedures for review, approval, and ratification of any transaction required to be disclosed under Item 404(a) of Regulation S-K. See Item 404(b)(1) of Regulation S-K and Section V.B. of Securities Act Release 8732A. Also, briefly indicate what categories of individuals or entities are "related persons" covered by your policy on related person transactions.

        Please respond to our comments by September 21, 2007, or tell us by that time when you will provide us with a response.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

When you respond to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to comments.

Please contact me at (202) 551-3359 with any questions.

Sincerely,

Cheryl L. Grant
Attorney-Advisor